                                                                    EXHIBIT 99.1


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, and the other information included herein. The following information also includes forward-looking statements, the realization of which may be impacted by certain important factors discussed under "Risk Factors."

OVERVIEW

     Datalink analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems storage solutions using products and subassemblies manufactured by various suppliers in order to meet its customers' requirements. The Company has developed engineering, sales and support capabilities to become an expert in applying the best available networked storage technologies manufactured by the leading data storage hardware and software companies to solve its customers' growing data storage needs. These technologies include SAN, NAS, RAID, hard disk, magnetic tape, CD-ROM and optical products. The Company also incorporates storage management software technologies, including backup and recovery, disaster recovery, HSM, archive, management and configuration, high availability and media management products, to meet the specific needs of its customers. The Company's net sales and net income have grown at a compound annual rate of 28% and 34%, respectively, over the five year period ended December 31, 1998.

     The Company was founded in 1963 as Stan Clothier Co., Inc. and operated as a manufacturer's representative for technology products and components. In 1987, the Company was renamed Datalink Corporation to reflect the Company's transition to a distributor of data storage products. Beginning with the hiring of Greg R. Meland in 1991, the current management team recognized that rapid and complex changes in data storage technology would lead businesses and organizations increasingly to seek external expertise to address their data storage needs. Accordingly, the Company made the strategic decision to focus on providing its customers with complete data storage solutions encompassing the best technology available. By developing engineering expertise and high quality customer service and support, Datalink became a leader in providing data storage solutions.

     Datalink's customers include end-users, VARs and OEMs. The Company works closely with end-users and VARs to assess their informational storage and retrieval requirements and to design, integrate, install and support information storage solutions incorporating the best hardware and software products on the market. For OEM customers, the Company's team of design and application engineers custom design storage subsystems, which are integrated into the OEM's own products. In general, the Company realizes higher gross margins on net sales to end-users and OEMs based on the high value-added nature of such sales.

     Datalink sells its products through its direct sales force located in Minneapolis and 19 field offices. The Company has continued to grow its sales force through the DCSI acquisition and opening new sales office locations in anticipation of increased demand for the Company's products and services. The Company selects new sales office locations based upon perceived demand for the Company's products and services. Datalink has experienced, and expects to continue to experience, an increase in sales and marketing expenses disproportionate to the increase of net sales in connection with the opening of new sales offices. This is due primarily to the lead time, six months or longer, generally associated with generating business in the new territory.

     As part of its business strategy, in July 1998, the Company acquired DCSI, a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data solutions principally for end users in the southeastern United States. DCSI's net sales for 1997 were $11.8 million.

     As an independent storage solutions provider, Datalink updates its product offerings to incorporate advancements by its suppliers of hardware and software technology. Although the Company often has advance knowledge of forthcoming product releases because of its close working relationship with its suppliers, the impact of these advancements on the Company's results of operations are often difficult to predict. The Company's customers may delay purchases upon learning of actual or rumored new product introductions. In addition, changes in technology may significantly affect the pricing or profitability of products.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain selected financial data expressed as a percentage of net sales.

                                                                                           SIX MONTHS
                                                                                              ENDED
                                                      YEARS ENDED DECEMBER 31,              JUNE 30,
                                                    -----------------------------       -----------------
                                                    1996        1997        1998        1998        1999
                                                    ----        ----        ----        ----        ----
                                                                                           (UNAUDITED)
Net sales.......................................    100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales...................................     78.4        78.2        74.8        75.5        74.3
                                                    -----       -----       -----       -----       -----
  Gross profit..................................     21.6        21.8        25.2        24.5        25.7
                                                    -----       -----       -----       -----       -----
Operating expenses:
  Sales and marketing...........................      6.6         7.3         8.8         8.3        10.0
  General and administrative....................      4.4         4.2         6.1         4.7         6.5
  Engineering...................................      1.2         1.3         1.6         1.9         2.5
  Offering costs................................                              0.8                     0.3
                                                    -----       -----       -----       -----       -----
     Total operating expenses...................     12.2        12.8        17.3        14.9        19.3
                                                    -----       -----       -----       -----       -----
Operating income................................      9.4%        9.0%        7.9%        9.6%        6.4%
                                                    =====       =====       =====       =====       =====

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1999 AND 1998

     Net Sales. Net sales include sales of products and software integrated for end-user and VAR customers, products assembled by the Company for OEM customers and revenues from billable installation, repair and maintenance services. Datalink recognizes product revenues as its products are shipped or following customer acceptance for products under evaluation. Net sales increased $18.9 million, or 51.6%, to $55.5 million for the six months ended June 30, 1999, from $36.6 million for the comparable period in 1998. The increased sales were primarily attributable to the July 1998 acquisition of DCSI, the hiring of DCSI's and other new sales and engineering personnel and the opening of new sales offices. Additionally, the higher sales reflect the increasing demand for more complex data storage products, which has resulted in higher equipment, software and services revenues.

     Gross Profit. Gross profit as a percentage of net sales increased to 25.7% for the six months ended June 30, 1999, from 24.5% for the comparable period in 1998. This increase was principally attributable to the Company's increased percentage of sales of large, sophisticated storage systems to end-user customers which typically have generated higher margins than sales to VAR and OEM customers.

     Sales and Marketing. Sales and marketing expenses include wages and commissions paid to the Company's sales and marketing personnel, travel and entertainment costs and advertising, promotion and trade show expenses. Sales and marketing expenses totalled 10.0% of net sales for the six months ended June 30, 1999, compared to 8.3% of net sales for the comparable period in 1998. The Company has incurred increased costs relating to the hiring of new sales and marketing personnel in addition to absorbing the incremental costs related to the operations of DCSI. Approximately 70% of sales and marketing costs are directly variable with sales.

     General and Administrative. General and administrative expenses include wages for administrative personnel, profit sharing contributions, professional fees, communication expenses and rent and related facility expenses. General and administrative expenses were 6.5% of net sales for the six months ended June 30, 1999, compared to 4.7% of net sales for the comparable period in 1998. Of the increased general and administrative expenses, approximately $397,561 or 0.7% of net sales for the six months ended June 30, 1999 was amortization of identifiable intangible assets and goodwill related to the Company's acquisition of DCSI. Depreciation expense related to the Company's new information systems implemented in late 1998 increased significantly from the comparable period in 1998. In addition, rent and communications expense increased relative to the comparable period in 1998 due primarily to the acquisition of DCSI and the opening of additional sales offices. Profit sharing and professional services expenses also increased relative to the comparable period in 1998.

     Engineering. Engineering expenses include employee wages, travel and training expenses for the Company's professional engineers and technicians and professional fees to obtain various independent laboratory certifications of storage subsystems designed by the Company for OEM customers. Engineering expenses increased to 2.5% of net sales for the six months ended June 30, 1999, compared to 1.9% of net sales for the comparable period in 1998. The Company has continued to add new engineering personnel and has increased the compensation levels for its engineers in order to more effectively compete for engineering human resources. Additionally, the Company's costs for engineering travel have increased as sales have increased.

     Offering Costs. The Company incurred approximately $173,000 of expenses in the first quarter of 1999 in conjunction with the Company's contemplated initial public offering. As required, these costs were expensed in the first quarter when a determination was made that the offering would be delayed more than 90 days.

     Operating Income. Operating income totaled 6.4% of net sales for the six months ended June 30, 1999 compared to 9.6% for the comparable period in 1998. The Company's operating income as a percentage of net sales in the 1999 period would have been 6.7% if the expenses related to offering costs were excluded. The higher gross profit margin in 1999 was offset by increased operating expenses. The Company expects gross profit margins may increase further as the Company increasingly sells complex data storage solutions to end-user customers. However, improved gross profit margins may be offset by higher costs to develop, implement and support these high-end data storage solutions.

     Income Taxes. In January 1999, DCSI was merged into Datalink, an S corporation. Until its merger into Datalink, DCSI was a C corporation and accordingly its income was subject to U.S. and state income taxes. Beginning with the merger of DCSI into Datalink, the taxable income is reported as part of the Company's S Corporation taxable income. Accordingly, the Company eliminated DCSI's net deferred income tax liabilities of $580,000 which, net of a current income tax provision of $63,000, resulted in a net income tax benefit of $517,000 for the six month period ended June 30, 1999. Most of this income tax benefit will be reversed upon the completion of the offering because the Company will lose its S Corporation status and accordingly, will need to establish its deferred tax assets and liabilities.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     Net Sales. Net sales increased 23.4% to $88.0 million in 1998 and increased 30.4% to $71.3 million in 1997. Net sales were $54.7 million in 1996. These increases were principally attributable to an increase in sales of large RAID and tape backup storage systems to end-user customers. The increase in sales in 1998 was also attributable to the July 1998 acquisition of DCSI, the hiring of DCSI's and other new sales and engineering personnel and the opening of new sales offices.

     Gross Profit. Gross profit as a percentage of net sales increased to 25.2% in 1998 from 21.8% in 1997 and 21.6% in 1996. These increases were primarily due to the Company's increasing sales of large storage systems to end-user customers which typically have generated higher margins than sales to VAR and OEM customers.

     Sales and Marketing. Sales and marketing expenses increased 49.4% to $7.8 million in 1998 and increased 43.9% to $5.2 million in 1997. Sales and marketing expenses were $3.6 million in 1996. As a percentage of net sales, sales and marketing expenses were 8.8% in 1998, 7.3% in 1997 and 6.6% in 1996. The increases as a percentage of net sales over these years were principally attributable to an increase in commissions paid to the Company's sales representatives on large storage system sales to end-user customers and to the hiring of new sales representatives in anticipation of future growth. In addition, during 1998, the Company absorbed the incremental costs related to the operations of DCSI.

     General and Administrative. General and administrative expenses increased 79.5% to $5.4 million in 1998 compared to 1997 and increased 26.4% to $3.0 million in 1997 compared to $2.4 million in 1996. As a percentage of net sales, general and administrative expenses were 6.1% in 1998, 4.2% in 1997 and 4.4% in 1996. The dollar increase in general and administrative expenses was primarily attributable to increases in administrative personnel and related expenses. In 1998, the Company also incurred $376,000 of amortization expense due to the amortization of identifiable assets and goodwill resulting from the July 1998 acquisition of DCSI.

     Engineering. Engineering expenses increased 47.1% to $1.4 million in 1998 as compared to 1997 and increased 46.3% to $926,000 in 1997 as compared to $633,000 in 1996. Engineering expenses as a percentage of net sales were 1.6% in 1998, 1.3% in 1997 and 1.2% in 1996. The dollar increase over these years was primarily attributable to the addition of new engineering personnel and increased travel expenses.

     Offering Costs. The Company incurred approximately $733,000 of expenses in 1998 in conjunction with the Company's contemplated initial public offering. As required, these previously deferred costs were expensed in 1998 when a determination was made that the offering would be delayed more than 90 days.

     Operating Income. Operating income increased 8.6% to $7.0 million in 1998 as compared to 1997 and 24.3% to $6.4 million in 1997 as compared to $5.2 million in 1996. As a percentage of net sales, operating income was 7.9% in 1998, 9.0% in 1997 and 9.4% in 1996. The decrease in operating income as a percentage of net sales in 1998 was principally attributable to the investment in sales and marketing expenses in anticipation of future sales growth, offering costs related to the Company's delayed initial public offering and amortization expenses related to the DCSI acquisition. The increase in operating income as a percentage of net sales in 1996 was principally attributable to the significant increase in net sales.

QUARTERLY RESULTS AND SEASONALITY

     The following table sets forth certain unaudited quarterly financial data of the Company for each quarter of 1996, 1997 and 1998 and the first and second quarters of 1999. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                      QUARTER ENDED
                       -----------------------------------------------------------------------------------------------------------
                                         1996                                        1997                             1998
                       -----------------------------------------   -----------------------------------------   -------------------
                       MAR. 31    JUN. 30    SEP. 30    DEC. 31    MAR. 31    JUN. 30    SEP. 30    DEC. 31    MAR. 31    JUN. 30
                       -------    -------    -------    -------    -------    -------    -------    -------    -------    -------
                                                                     (IN THOUSANDS)
Net sales............  $10,842    $12,686    $13,871    $17,253    $15,266    $15,999    $19,269    $20,721    $16,599    $20,028
Gross profit.........    2,190      2,784      3,033      3,773      3,260      3,543      4,044      4,689      3,876      5,107
Operating income.....      834      1,351      1,141      1,832      1,077      1,660      1,586      2,085      1,173      2,351
Net income...........      771      1,271      1,075      1,755      1,004      1,567      1,489      2,016      1,118      2,301

                                     QUARTER ENDED
                       -----------------------------------------
                              1998                  1999
                       -------------------   -------------------
                       SEP. 30    DEC. 31    MAR. 31    JUN. 30
                       -------    -------    -------    -------
                                    (IN THOUSANDS)
Net sales............  $23,485    $27,840    $25,682    $29,844
Gross profit.........    6,000      7,229      6,611      7,652
Operating income.....    1,622      1,814      1,443      2,114
Net income...........    1,265      1,847      1,925      1,966

     The Company has experienced and expects to continue to experience quarterly variations in its net sales as a result of a number of factors including, among other things, the length of the sales cycle with end-user customers for large storage system evaluations and purchases, the significant lead time in designing storage subsystems for OEM customers, new product introductions by suppliers and the market acceptance thereof, delays in product shipments or other quality control difficulties, the ability of Datalink to integrate any acquired businesses, product returns, trends in the Open Systems storage industry in general, the geographic and industry specific market in which Datalink is presently active, or may be in the future, and the opening of new field sales offices. Net sales also tend to be lower in the summer months and higher in the quarter ending December 31 reflecting the timing of purchase decisions by the Company's customers.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically financed its operations and capital requirements through cash flows generated from operations and supplemental bank borrowings. Working capital was $5.0 million, $6.7 million and $6.8 million at June 30, 1999 and December 31, 1998 and 1997, respectively. The Company's current ratio was 1.3, 1.4 and 1.6 at June 30, 1999 and December 31, 1998 and 1997, respectively.

     Cash used in operating activities was $1.9 million for the six months ended June 30, 1999. The use of cash in operating activities during the first six months of 1999 was primarily due to payment of accounts payable. The high level of accounts payable at December 31, 1998 was generated by the purchase of inventory to support the Company's sales at calendar year end which were particularly strong. Additionally, at the end of 1998, certain payments to vendors were delayed as a result of the integration of the Company's and DCSI's accounting operations. Cash used in investing activities was $397,000 for the six months ended June 30, 1999 resulting from the Company's purchases of new computer equipment. Cash used in financing activities was $537,000 for the six months ended June 30, 1999. The cash used in financing activities was due to $3.6 million of dividends paid to the stockholders primarily to provide liquidity to pay their income tax liabilities resulting from the Company's S corporation taxable income offset by borrowings under the Credit Agreement and a book cash overdraft of $147,000.

     Cash provided by operating activities for 1998, 1997 and 1996 was $11.5 million, $4.6 million and $2.5 million, respectively, reflecting the Company's increasing sales and net income. Cash used in investing activities during 1998, 1997 and 1996 was $4.2 million, $766,000 and $337,000, respectively. These uses reflected $3.1 million applied to acquire the net assets in the DCSI transaction, expenditures for computer and office equipment and improvements to support increasing sales volumes, including the opening of new field sales offices. Cash used in financing activities in 1998, 1997 and 1996 was $5.6 million, $2.8 million and $2.0 million, respectively. These uses of cash relate primarily to net repayments of borrowings under the Credit Agreement and to dividends paid to the stockholders. These dividends totaled $3.9 million, $4.0 million and $1.9 million in 1998, 1997 and 1996, respectively, and were distributed to the stockholders primarily to provide liquidity to pay their income tax liabilities resulting from the Company's S corporation taxable income.

     At June 30, 1999, the Company's borrowings consisted of $6.2 million owed under the Credit Agreement. The Credit Agreement permits the Company to borrow up to $10.0 million on a revolving basis with borrowings limited by eligible accounts receivable and inventories. The Company intends to use a portion of the net proceeds of this offering to repay all borrowings under the Credit Agreement.

     Effective February 28, 1999, the Company redeemed 1,095,720 shares held by a former stockholder and issued a $3.0 million note payable in four installments through February 2002. See Note 9 of the Notes to the Company's Consolidated Financial Statements.

     The Company plans to use a portion of the net proceeds of this offering to fund the final S corporation distribution to the current stockholders. This distribution will constitute all of the previously taxed, but undistributed, S corporation earnings. As of June 30, 1999, such earnings were estimated at approximately $8.6 million. The actual amount of the distribution will be adjusted to reflect the taxable income and any stockholder distributions from July 1, 1999 through the termination of the S corporation status upon the closing of this offering.

     The Company believes that funds generated from operations, together with the net proceeds of this offering and available credit under its Credit Agreement will be sufficient to finance its current operations and planned capital expenditure requirements for at least the next twelve months.

     Inflation. The Company does not believe that inflation has had a material effect on its results of operations in recent years; however, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.

     Year 2000 Disclosure. Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. In order to distinguish 21st century dates from 20th century dates, computer systems and software products must accept four digit entries in the date code field. As a result, computer systems and software used by many companies may need to be upgraded to comply with Year 2000 requirements.

     The Company believes that all of its financial reporting and resource planning systems are Year 2000 compliant except for its property and equipment accounting software which the Company plans to replace during 1999 at a cost of less than $5,000. The Company has recently installed a new primary financial reporting software which has been certified Year 2000 compliant by its vendor. Effective January 1, 1999, the Company transitioned all DCSI accounting and reporting to the Company's systems. The Company's other software is generally certified by the vendors to be Year 2000 compliant or is not considered critical to the Company's operations.

     External professionals and internal information systems and engineering personnel have assessed the Company's internal-use computer software and equipment. Generally, the Company believes that its internal use computer equipment is Year 2000 compliant and its internal-use software, principally its operating system, networking software, office application suite and electronic mail applications have been certified by the vendors to be Year 2000 compliant, or updates for Year 2000 readiness have been made available by the vendors for downloading over the Internet. In such instances, the Company plans to use its internal information systems and engineering personnel to complete Year 2000 readiness downloads during 1999. The Company does not expect to incur any material costs in completing these efforts.

     The Company's operations are not dependent on any form of electronic data interchange with its customers or vendors, other than the cash balance reporting system made available to the Company by its bank. The Company's bank has certified that its systems have the ability to process dates beyond the Year 2000.

     The Company has completed an assessment of the Year 2000 compliance of its vendors' products. The Company has surveyed each of its major vendors and, as part of its ongoing quality efforts, has obtained a "statement of Year 2000 compliance" from virtually all of its current storage equipment and software vendors. Accordingly, the Company believes that all of its current vendors supply Year 2000 compliant products for installation at customer sites. The Company requires such a statement of compliance before installing any vendor's equipment or software at a customer site. Although the Company has no written assurance from its vendors and provides no assurance to its customers about the Year 2000 readiness of products installed prior to obtaining such statements of compliance, all of the Company's standard sales agreements explicitly indicate that the Company is not the original equipment manufacturer nor the software developer/manufacturer of the equipment and software installed at customer sites. Terms of the Company's current standard sales agreements explicitly state that the Company is not responsible for the Year 2000 compliance of the equipment and software installed at customer sites.

     If any products or subassemblies sold by the Company to its customers were to fail, the Company could be liable to its customers for damages and costs to the extent that the Company's vendors do not cover such liabilities. In addition, if the Company fails to complete its Year 2000 readiness efforts for its internal use systems or if any of its customers or vendors fail to complete any required Year 2000 remediation of their systems, the Company could suffer delays in product delivery or experience delays in customer payments. Any such product or system failures could have a material adverse effect on the Company's financial condition, results of operations or liquidity.

     At this time, the Company believes it is unnecessary to adopt a contingency plan covering the possibility that the Company's computer systems, or those of its vendors or customers, will not be at an adequate stage of Year 2000 readiness by the end of 1999. However, as part of its Year 2000 readiness efforts, the Company will continue to consider the need for a contingency plan based on the Company's periodic evaluation of target dates for completion of its readiness efforts.

     Recently Issued Accounting Standards. Effective with its year end 1998 financial statements, the Company adopted Statement of Financial Accounting Standard No. 131 (SFAS No. 131), "Disclosure About Segments of an Enterprise and Related Information," which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. The Company reports its operations as a single segment under SFAS No. 131.

     Effective with its year end 1998 financial statements, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company's comprehensive income is equal to its net income for all periods presented.

     In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. The Company adopted SOP 98-1 beginning on January 1, 1999. The adoption did not have a material impact on the Company's financial position or results of operations.

     In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company has not had significant software sales to date and management does not expect the adoption of SOP 98-9 to have a significant effect on its financial condition or results of operations.

                              DATALINK CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                                         JUNE 30, 1999
                                                                   ---------------------------------------------------------
                                                                                     PRO FORMA ADJUSTMENTS
                                                                                 -----------------------------
                                                                                 TERMINATION    TERMINATION OF
                                             DECEMBER 31,                             OF        S CORPORATION
                                       -------------------------                 PUT OPTIONS        STATUS        PRO FORMA
                                          1997          1998         ACTUAL        (NOTE 3)        (NOTE 3)       (NOTE 3)
                                          ----          ----         ------      -----------    --------------    ---------
                                                                                          (UNAUDITED)
ASSETS
Current assets:
  Cash...............................  $ 1,163,107   $ 2,797,724
  Accounts receivable, net...........   11,280,738    15,629,960   $16,076,385                                   $16,076,385
  Inventories........................    4,661,378     6,694,870     7,011,620                                     7,011,620
  Other current assets...............       78,705       263,103       537,778                                       537,778
  Deferred income taxes..............                     22,087                                 $   447,279         447,279
                                       -----------   -----------   -----------                   -----------     -----------
    Total current assets.............   17,183,928    25,407,744    23,625,783                       447,279      24,073,062
Property and equipment, net..........    1,478,122     2,466,946     2,460,472                                     2,460,472
Intangibles, net.....................                  4,219,584     3,822,023                                     3,822,023
Other................................       42,503        49,603        55,714                                        55,714
                                       -----------   -----------   -----------                   -----------     -----------
    Total assets.....................  $18,704,553   $32,143,877   $29,963,992                   $   447,279     $30,411,271
                                       ===========   ===========   ===========                   ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIENCY)
Current liabilities:
  Book cash overdraft................                              $   146,501                                   $   146,501
  Line of credit.....................  $ 3,935,417   $ 3,210,355     6,180,489                                     6,180,489
  Accounts payable...................    4,928,617    13,253,656     8,055,758                                     8,055,758
  Accrued expenses...................    1,493,317     2,186,972     2,487,945                                     2,487,945
  Note payable to former stockholder,
    current portion..................                                1,610,621                                     1,610,621
  Capital lease obligation, current
    portion..........................                     13,876        19,443                                        19,443
  Deferred compensation, current
    portion..........................       65,242        66,339        76,200                                        76,200
  Distribution payable to
    stockholders.....................                                                            $ 8,640,000       8,640,000
                                       -----------   -----------   -----------   ------------    -----------     -----------
    Total current liabilities........   10,422,593    18,731,198    18,576,957                     8,640,000      27,216,957
Note payable to former stockholder,
  less current portion...............                                1,409,293                                     1,409,293
Capital lease obligation, less
  current portion....................                     12,502
Deferred compensation, less current
  portion............................      151,697        79,621        34,327                                        34,327
Deferred income taxes................                    601,739                                     908,985         908,985
Commitments and contingencies
Common stock, subject to put option;
  $0.001 par value, 50,000,000 shares
  authorized, 6,900,000, 7,100,000,
  and 6,004,280 shares issued and
  outstanding at December 31, 1997
  and 1998 and June 30, 1999,
  respectively.......................   13,873,980    19,059,410    21,418,562   $(21,418,562)
Stockholders' equity (deficiency):
  Common stock, $0.001 par value,
    50,000,000 shares authorized,
    6,004,280 shares issued and
    outstanding as of June 30,
    1999.............................                                                   6,004                          6,004
  Retained earnings (accumulated
    deficit).........................   (5,743,717)   (6,340,593)  (11,475,147)    21,412,558     (9,101,706)        835,705
                                       -----------   -----------   -----------   ------------    -----------     -----------
    Total stockholders' equity
      (deficiency)...................   (5,743,717)   (6,340,593)  (11,475,147)    21,418,562     (9,101,706)        841,709
                                       -----------   -----------   -----------   ------------    -----------     -----------
    Total liabilities and
      stockholders' equity
      (deficiency)...................  $18,704,553   $32,143,877   $29,963,992   $               $   447,279     $30,411,271
                                       ===========   ===========   ===========   ============    ===========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                              DATALINK CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                      JUNE 30,
                                  -----------------------------------------    --------------------------
                                     1996           1997           1998           1998           1999
                                     ----           ----           ----           ----           ----
                                                                                      (UNAUDITED)
Net sales.....................    $54,651,868    $71,255,299    $87,951,650    $36,627,004    $55,525,577
Cost of sales.................     42,872,380     55,719,303     65,739,837     27,644,047     41,262,621
                                  -----------    -----------    -----------    -----------    -----------
     Gross profit.............     11,779,488     15,535,996     22,211,813      8,982,957     14,262,956
Operating expenses:
  Sales and marketing.........      3,606,567      5,191,040      7,753,711      3,054,351      5,532,927
  General and
     administrative...........      2,382,166      3,010,450      5,403,562      1,713,109      3,610,323
  Engineering.................        632,660        926,008      1,362,047        691,007      1,390,281
  Offering costs..............                                      732,738                       172,628
                                  -----------    -----------    -----------    -----------    -----------
     Operating income.........      5,158,095      6,408,498      6,959,755      3,524,490      3,556,797
Interest expense..............        285,905        332,562        280,555        105,496        183,370
                                  -----------    -----------    -----------    -----------    -----------
Income before income taxes....      4,872,190      6,075,936      6,679,200      3,418,994      3,373,427
Income tax expense
  (benefit)...................                                      147,746                      (517,340)
                                  -----------    -----------    -----------    -----------    -----------
Net income....................    $ 4,872,190    $ 6,075,936    $ 6,531,454    $ 3,418,994    $ 3,890,767
                                  ===========    ===========    ===========    ===========    ===========
Historical net income per
  share, basic and diluted....    $      0.71    $      0.88    $      0.93    $      0.50    $      0.61
                                  ===========    ===========    ===========    ===========    ===========
  Weighted average shares
     outstanding, basic and
     diluted..................      6,900,000      6,900,000      6,993,151      6,900,000      6,361,448
Pro forma data (unaudited see
  Note 3):
  Income before income taxes
     on S corporation
     income...................                                  $ 6,531,454    $ 3,418,994    $ 3,890,767
  Pro forma income taxes......                                    2,671,680      1,333,408      1,416,839
                                                                -----------    -----------    -----------
  Pro forma net income........                                  $ 3,859,774    $ 2,085,586    $ 2,473,928
                                                                ===========    ===========    ===========
  Pro forma net income per
     share basic and
     diluted..................                                  $      0.47    $      0.26    $      0.33
                                                                ===========    ===========    ===========
Shares used in computing pro
  forma net income per share
  (see Note 3)................                                    8,231,860      8,138,710      7,600,158
                                                                ===========    ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                      JUNE 30,
                                  ------------------------------------------   ---------------------------
                                      1996           1997           1998           1998           1999
                                      ----           ----           ----           ----           ----
                                                                                       (UNAUDITED)
Cash flows from operating
  activities:
  Net income....................  $  4,872,190   $  6,075,936   $  6,531,454   $  3,418,994   $  3,890,767
  Adjustments to reconcile net
     income to net cash provided
     by (used in) operating
     activities:
     Provision for bad debts....        69,109         27,235         24,214         15,000
     Depreciation and
       amortization.............       146,648        177,302        393,193        109,482        403,907
     Amortization of
       intangibles..............                                     375,700                       397,561
     Loss on disposal of
       property and equipment...                        9,527          4,599            598
     Deferred income taxes......                                     (52,460)                     (579,652)
  Changes in operating assets
     and liabilities:
     Accounts receivable........    (3,321,609)    (3,191,818)    (1,153,740)      (988,995)      (446,425)
     Inventories................    (2,921,963)     1,350,013       (413,277)        48,325       (316,750)
     Other current assets.......       (36,031)        (3,554)      (143,087)      (598,025)      (274,675)
     Other assets...............         4,556        (10,916)         2,549         (2,047)        (6,111)
     Accounts payable...........     3,106,571       (150,824)     6,022,951        546,196     (5,197,898)
     Accrued expenses...........       599,324        333,239        301,430       (194,148)       300,973
     Income taxes payable.......                                    (353,237)
     Deferred compensation......       (56,206)       (59,058)       (70,979)       (31,809)       (35,433)
                                  ------------   ------------   ------------   ------------   ------------
     Net cash provided by (used
       in) operating
       activities...............     2,462,589      4,557,082     11,469,310      2,323,571     (1,863,736)
                                  ------------   ------------   ------------   ------------   ------------
Cash flows from investing
  activities:
  Purchase of property and
     equipment..................      (337,363)      (766,436)    (1,140,539)      (389,629)      (397,433)
  Net assets acquired, net of
     cash acquired..............                                  (3,095,619)
                                  ------------   ------------   ------------   ------------   ------------
  Net cash used in investing
     activities.................      (337,363)      (766,436)    (4,236,158)      (389,629)      (397,433)
                                  ------------   ------------   ------------   ------------   ------------
Cash flows from financing
  activities:
  Proceeds from borrowings on
     line of credit.............    52,657,600     70,372,500     79,119,139     35,997,000     60,182,000
  Principal payments on line of
     credit.....................   (52,777,009)   (69,233,611)   (80,762,323)   (37,110,388)   (57,211,866)
  Dividends paid................    (1,894,600)    (3,988,299)    (3,942,900)    (2,679,100)    (3,646,255)
  Principal payments on capital
     lease obligations..........                                     (12,451)                       (6,935)
  Book cash overdraft...........                                                  1,044,136        146,501
                                  ------------   ------------   ------------   ------------   ------------
     Net cash used in financing
       activities...............    (2,014,009)    (2,849,410)    (5,598,535)    (2,748,352)      (536,555)
                                  ------------   ------------   ------------   ------------   ------------
  Increase (decrease) in cash...       111,217        941,236      1,634,617       (814,410)    (2,797,724)
Cash, beginning of period.......       110,654        221,871      1,163,107      1,163,107      2,797,724
                                  ------------   ------------   ------------   ------------   ------------
Cash, end of period.............  $    221,871   $  1,163,107   $  2,797,724   $    348,697   $
                                  ============   ============   ============   ============   ============

    The accompanying notes are an integral part of the financial statements.

                              DATALINK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS:

     Datalink Corporation (the "Company") analyzes, custom designs, integrates or assembles, installs and supports high-end Open Systems data storage solutions for end-users, value-added resellers and original equipment manufacturers. In May 1996, the Company received an ISO 9001 registration.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF PRESENTATION:

     The consolidated financial statements include the accounts of the Company and, from July 15, 1998 through January 3, 1999, its wholly-owned subsidiary, Direct Connect Systems, Inc. ("DCSI") (see Note 12). All significant intercompany accounts and transactions have been eliminated in consolidation.

     INTERIM FINANCIAL STATEMENTS:

     The financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited. In the opinion of management, this financial information has been prepared on the same basis as the audited information and includes all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial information set forth herein. The results of operations for the six months ended June 30, 1999, are not necessarily indicative of the results to be expected for the full year.

     CASH:

     The Company maintains its cash principally with one financial institution.

     INVENTORIES:

     Inventories, principally consisting of data storage products and components, are valued at the lower of cost or market with cost determined on a first-in, first-out (FIFO) method.

     PROPERTY AND EQUIPMENT:

     Property and equipment, including purchased software, are stated at cost. Depreciation and amortization are provided by charges to operations using the straight-line method over the estimated useful lives of the assets (ranging from 3 to 10 years). Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the underlying lease term. The costs and related accumulated depreciation and amortization on asset disposals are removed from the accounts and any gain or loss is included in operations. Major renewals and betterments are capitalized, while maintenance and repairs are charged to current operations when incurred.

     INTANGIBLES:

     Identifiable intangible assets and goodwill are amortized on a straight-line basis over their estimated useful lives of 3 to 7 years.

     VALUATION OF LONG-LIVED ASSETS:

     The Company periodically, at least quarterly, analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with generally accepted accounting principles.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     INCOME TAXES:

     The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code (the "Code") and comparable state income tax law. Under those provisions, the Company's income is reported on the individual tax returns of the Company's stockholders. As such, the Company is generally not subject to corporate income taxes. Therefore, except as described below, no provision or liability for income taxes is reflected in the financial statements for the Company.

     As of December 31, 1998, DCSI was a C corporation and accordingly, was subject to corporate income taxes. A provision for taxes resulting from the taxable income of DCSI for the period from July 15, 1998 through December 31, 1998 is included in the Company's consolidated financial statements. Effective January 4, 1999, DCSI merged into the Company and, therefore, became part of the S corporation. Accordingly, effective January 4, 1999, none of the consolidated income of the Company is subject to corporate income taxes and all of the deferred tax assets and liabilities described below were eliminated which resulted in a one-time tax benefit of $579,652 which, along with a current income tax provision of $62,312, is included in the Company's results of operations for the six months ended June 30, 1999.

     Prior to January 4, 1999, deferred income tax liabilities and assets were recognized for the tax consequences in future years of differences between the tax bases of DCSI's assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Prior to January 4, 1999, income tax expense consists of the tax payable for DCSI for the period and the change during the period in its deferred tax assets and liabilities.

     As of December 31, 1998, the Company has a deferred tax asset of $22,087 related primarily to DCSI's allowance for doubtful accounts and inventory capitalization and a deferred tax liability of $601,739 related primarily to acquired identifiable intangible assets and property and equipment, resulting in a net deferred tax liability of $579,652.

     Concurrent with the closing of the Company's proposed initial public offering (the "Offering") (see Note 11), the Company's S corporation status will terminate and its taxable income will be subject to federal and state C corporation income tax regulation.

     REVENUE RECOGNITION:

     The Company recognizes product revenue as its products are shipped or following customer acceptance for products under evaluation. The Company provides an allowance for estimated returns when revenues are recognized. Software solution and consulting service revenue is recognized as such services are rendered. Revenues and expenses related to sales of maintenance contracts fulfilled by third parties are recognized upon execution of the contracts.

     OFFERING COSTS:

     Costs related to the Company's initial public offering incurred during 1998 and the first quarter of 1999 totaling $732,738 and $172,628, respectively, were initially deferred, but were expensed during the third quarter of 1998 and the first quarter of 1999, respectively, when the offering was delayed due to market conditions.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     NET INCOME PER SHARE:

     Basic net income per share is computed using the weighted average number of shares outstanding. The diluted net income per share includes the effect of common stock equivalents, if any, for each period. The Company does not have any common stock equivalents.

     USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CONCENTRATION OF CREDIT RISK:

     The Company's customer base is diversified; however, a substantial portion of its customers are located in the upper Midwest. The Company does not require collateral for customer accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and establishes allowances for estimated uncollectible accounts when necessary.

     BUSINESS SEGMENTS:

     Effective with its year end 1998 financial statements, the Company adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires disclosure of segment data in a manner consistent with that used by an enterprise for internal management reporting and decision making. The Company reported its operations as a single segment under SFAS No. 131.

     COMPREHENSIVE INCOME:

     Effective with its year end 1998 financial statements, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company's comprehensive income is equal to its net income for all periods presented.

     OTHER RECENTLY ISSUED ACCOUNTING STANDARDS:

     In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP No. 98-1"). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. The Company adopted SOP 98-1 beginning on January 1, 1999. The adoption did not have a material impact on the Company's financial position or results of operations.

     In December 1998, the AICPA issued SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," ("SOP 98-9"). SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company has not had significant software sales to date and management does not expect the adoption of SOP 98-9 to have a significant effect on its financial condition or results of operations.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

3. PRO FORMA DATA (UNAUDITED):

     PRO FORMA BALANCE SHEET DATA:

     The pro forma balance sheet of the Company as of June 30, 1999 reflects (i) the reclassification of common stock subject to put option to stockholders' equity to reflect termination of the put options concurrent with the Offering (see Note 9), (ii) a distribution payable to the stockholders of the Company of all previously taxed, but undistributed, S corporation earnings (estimated at $8,640,000 had the termination occurred on June 30, 1999), and (iii) a net deferred tax liability which will be recorded by the Company upon termination of its S corporation status as a result of the Offering (estimated at $461,706 as of June 30, 1999).

     The net deferred income tax liability will represent the tax effect of the cumulative differences between the financial reporting and income tax bases of assets and liabilities as of the termination of the S corporation status, and will be recorded as an income tax expense in the quarter in which the Offering is completed. Deferred income taxes result from temporary differences between financial reporting and income tax reporting based on enacted rates in effect for periods in which these differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable for the period plus the change during the period in deferred tax assets and liabilities.

     The actual deferred tax assets and liabilities recorded will be adjusted to reflect the effect of operations from July 1, 1999 through the actual termination of the S corporation status. In addition, the actual amount of the distribution will be adjusted to reflect the S corporation's pro rata portion of the Company's 1999 taxable income and any stockholder distributions from July 1, 1999 through the termination of the S corporation status.

     PRO FORMA STATEMENT OF OPERATIONS DATA:

     Concurrent with the Offering, the Company will terminate its status as an S corporation and will be subject to federal and state income taxes. Accordingly, for informational purposes, the accompanying statements of operations for the years ended December 31, 1998 and the six months ended June 30, 1998 and 1999, include a pro forma adjustment for the income taxes which would have been recorded if the Company had been a C corporation, based on the tax laws in effect during the period. The pro forma adjustment for income taxes does not include a one-time income tax expense related to the recognition of a net deferred tax liability which will be recorded by the Company upon terminating its S corporation status (estimated at $461,706 as of June 30, 1999).

     PRO FORMA NET INCOME PER SHARE:

     Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period, after giving effect to the estimated number of shares that would be required to be sold at the initial public offering price, after deducting the underwriting discount, to fund the distribution to the current stockholders of all previously taxed, but undistributed, S corporation earnings, estimated at $8,640,000 (or 1,238,710 shares) had the termination occurred on June 30, 1999. The Company does not have any common stock equivalents.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

4. SELECTED BALANCE SHEET INFORMATION:

     The following provides additional balance sheet information as of:

                                                              DECEMBER 31,
                                                        -------------------------    JUNE 30,
                                                           1997          1998          1999
                                                           ----          ----        --------
Accounts receivable:
  Accounts receivable.................................  $11,340,738   $15,714,174   $16,117,546
  Less allowance for doubtful accounts................       60,000        84,214        41,161
                                                        -----------   -----------   -----------
                                                        $11,280,738   $15,629,960   $16,076,385
                                                        ===========   ===========   ===========
Property and equipment:
  Leasehold improvements..............................  $   223,356   $   317,361   $   321,663
  Equipment...........................................      761,059     1,120,976     1,259,733
  Computers and purchased software....................    1,262,249     2,289,879     2,544,253
                                                        -----------   -----------   -----------
                                                          2,246,664     3,728,216     4,125,649
  Less accumulated depreciation and amortization......      768,542     1,261,270     1,665,177
                                                        -----------   -----------   -----------
                                                        $ 1,478,122   $ 2,466,946   $ 2,460,472
                                                        ===========   ===========   ===========
Intangibles:
  Customer base.......................................                $   700,000   $   700,000
  Noncompetition agreements...........................                    500,000       500,000
  Assembled workforce.................................                    490,000       490,000
  Trademark and tradename.............................                    450,000       450,000
  Goodwill............................................                  2,455,284     2,455,284
                                                                      -----------   -----------
                                                                        4,595,284     4,595,284
  Less accumulated amortization.......................                    375,700       773,261
                                                                      -----------   -----------
                                                                      $ 4,219,584   $ 3,822,023
                                                                      ===========   ===========
Accrued expenses:
  Commissions.........................................  $   942,051   $ 1,333,704   $ 1,665,148
  Other...............................................      551,266       853,268       822,797
                                                        -----------   -----------   -----------
                                                        $ 1,493,317   $ 2,186,972   $ 2,487,945
                                                        ===========   ===========   ===========

5. BORROWING ARRANGEMENTS:

     Effective June 1, 1999, the Company renewed its revolving credit agreement with a bank (the "Credit Agreement"). Under the Credit Agreement, the Company may borrow up to $10,000,000 ($8,000,000 as of December 31, 1997), with borrowings limited to the sum of 80% of eligible accounts receivable plus 35% of eligible inventories, as defined. As of June 30, 1999, the amount available under the borrowing base formula funds was the total $10,000,000 available under the Credit Agreement. Borrowings under the Credit Agreement were $3,210,355 and $6,180,489 as of December 31, 1998 and June 30, 1999, respectively, with interest at the bank's reference rate. Borrowings under the Credit Agreement were $3,935,417 as of December 31, 1997, with interest at the bank's reference rate plus 0.25%. The bank's reference rate was 7.75% as of June 30, 1999 and December 31, 1998 and 8.5% as of December 31, 1997.

     The line of credit is collateralized by substantially all assets of the Company. The agreement includes various covenants, including requirements to maintain certain levels of net income and tangible net worth and

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

limitations on the payment of dividends and property and equipment acquisitions. Included in cash on the balance sheet is $260,000 and $1,499,000 as of December 31, 1997 and 1998, respectively, which was held in a restricted collateral cash account. As of June 30, 1999, the Company had $68,000 of such restricted cash which was netted against the book cash overdraft. These amounts were applied to reduce bank borrowings in the month following the period end.

     The Company's long-term capital lease obligations consist of capital leases for office equipment with outstanding balances totaling $19,443, all of which is current as of June 30, 1999.

6. DEFERRED COMPENSATION AGREEMENT:

     The Company has a deferred compensation agreement with a retired officer who is also a stockholder. The Company is obligated to pay the retired officer (or a designated beneficiary) $7,000 per month for 60 months beginning January 1996. The Company's obligation under the agreement is not funded. The present value of the Company's liability related to the deferred compensation agreement was $216,939, $145,960 and $110,527 as of December 31, 1997 and 1998 and June
30, 1999, respectively, with interest computed at 10%.

     Interest expense related to the agreement was $24,942, $20,021, $10,191 and $6,567 for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, respectively.

7. LEASE COMMITMENTS AND CONTINGENCIES:

     As of December 31, 1998, the Company leased an office and warehouse facility under terms of operating leases with a partnership in which a stockholder of the Company is a general partner. During 1997, the office and warehouse facility were sold to a limited liability partnership in which a majority of the limited partners are stockholders of the Company. In connection with the purchase of the property, the limited liability partnership executed promissory notes in favor of a bank and a stockholder of the Company. The Company has guaranteed payments due under these notes. As of June 30, 1999, the balances of the notes payable to the bank and the stockholder were approximately $872,000 and $1.3 million, respectively.

     In the first quarter of 1999, the Company extended these lease agreements through December 2002. The extended agreements provide for options to extend the leases for two additional three-year terms at the option of the Company. The Company also leases office space from nonaffiliated entities under operating lease agreements that expire at various dates through 2000. The Company also leases office and manufacturing facilities, along with office equipment, for DCSI under operating leases which expire at various dates through 2001. In addition to minimum rents, the leases require the Company to pay certain operating costs of the lessor.

     As of December 31, 1998, future minimum lease payments due under noncancellable operating leases are as follows:

                                                                RELATED
                         YEAR ENDED                              PARTY       OTHER       TOTAL
                         ----------                             -------      -----       -----
   1999.....................................................    $151,464    $123,601    $275,065
   2000.....................................................     156,008     100,868     256,876
   2001.....................................................     156,008       1,020     157,028
   2002.....................................................     156,008                 156,008
                                                                --------    --------    --------
                                                                $619,488    $225,489    $844,977
                                                                ========    ========    ========

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     Total rent expense, including certain lessor operating costs charged to the Company, is as follows:

                                                                                    SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31               JUNE 30,
                                              --------------------------------    --------------------
                                                1996        1997        1998        1998        1999
                                                ----        ----        ----        ----        ----
Related party.............................    $128,573    $197,363    $233,254    $ 83,248    $ 94,932
Other.....................................      90,361     119,620     219,494      68,973     183,163
                                              --------    --------    --------    --------    --------
                                              $218,934    $316,983    $452,748    $152,221    $278,095
                                              ========    ========    ========    ========    ========

8. EMPLOYEE BENEFIT PLAN:

     The Company has a defined contribution retirement plan for eligible employees. Employees may contribute up to 10% of their pretax compensation to the 401(k) portion of the plan. The Company is required to match 50% of an employee's contribution up to the first 6% of an employee's eligible compensation. The cost of the Company's contributions to the 401(k) portion of the plan for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, was $97,350, $126,404, $157,866, $93,769
and $152,391, respectively.

     At the discretion of the Board of Directors, the Company may also make profit sharing contributions to the plan, to the extent permitted by the Internal Revenue Code. The cost of the Company's profit sharing contributions to the plan for the years ended December 31, 1996, 1997, 1998 and for the six months ended June 30, 1999, was $156,500, $164,350, $311,000 and $189,957,
respectively. The Company did not make any profit sharing contributions as of June 30, 1998.

     As of December 31, 1998, the Company also maintained the defined contribution retirement plan of DCSI. In the first quarter of 1999, the DCSI plan was merged into the Company's plan. The cost of the Company's contributions to the DCSI plan for the period from July 15 through December 31, 1998 was $1,007.

9. COMMON STOCK BUY-SELL AGREEMENT:

     The Company and all of its stockholders have entered into Stock Purchase Agreements (the "Agreements") that restrict the right of each stockholder to dispose of or encumber any shares of the Company's common stock and dictates terms for transfer of the shares. Upon the death, disability or termination of employment, each stockholder is required to put his or her shares to the Company, and the Company is obligated to purchase all shares owned by that stockholder at a price determined pursuant to terms of the Agreements. In connection therewith, the value of the common stock subject to put options has been accreted to the value determined according to terms of the Agreements. Effective November 1, 1996, one of the Agreements was amended to allow a retired stockholder to retain his shares until either he or his legal representative require the Company to purchase his shares, or until his death.

     Effective February 28, 1999, the Company redeemed 1,095,720 shares held by a former stockholder under terms of the Agreements. Pursuant to the terms of the Agreements, the Company has issued a $3,019,914 note payable to this former stockholder. The note provides for interest on the outstanding balance at the prime rate beginning August 28, 1999. A principal payment of $905,974 is due on August 28, 1999 with the remaining principal balance due in three installments of $704,647 plus any accrued interest on February 28, 2000, 2001 and 2002.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     In connection with the Offering and pursuant to accounting rules and regulations applicable to public companies, the Company has adjusted its financial statements to reclassify the carrying value of common stock pursuant to the Agreements out of stockholders' equity. The effect of this adjustment was to increase the carrying value of common stock subject to the put options, and decrease stockholders' equity by $9,338,605, $13,873,980, $19,059,410 and
$21,418,562 as of December 31, 1996, 1997, 1998 and June 30, 1999, respectively.
The Company's earnings available to common stockholders is the same as the Company's net income because the accretion of the common stock to its put option value results from the same put option terms for all common stockholders. Accordingly, the accretion of the common stock to its put option value is allocable to all of the Company's common stockholders.

     As of June 30, 1999, the Company is the owner and beneficiary of term life insurance policies with face values ranging from approximately $3.0 million to $17.9 million insuring four of its stockholders. The Company is also the owner and beneficiary of disability insurance policies with coverage ranging from $105,000 to $4.0 million insuring four of its stockholders. Any proceeds from these life and disability insurance policies, prior to completion of the Offering, would be used to fund at least a portion of the Company's obligations under the Agreements in the event of death or disability.

     The Company is also the owner and beneficiary of two life insurance policies with a combined face value of $1.0 million insuring the life of the retired stockholder. The cash surrender value of these policies was $25,547, $28,196 and $35,653 as of December 31, 1997, and 1998 and June 30, 1999,
respectively, and is included in other assets on the consolidated balance sheet.

10. SUPPLEMENTAL CASH FLOW INFORMATION:

     The following provides supplemental information concerning the statements of cash flows:

                                                                                            SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                         JUNE 30,
                                       ------------------------------------------      --------------------------
                                          1996            1997            1998            1998            1999
                                          ----            ----            ----            ----            ----
Cash paid for interest...........      $  286,745      $  327,496      $  295,044      $  100,709      $  169,645
Cash paid for taxes..............                                         549,400                          62,312
Significant noncash financing and
  investing transactions:
Stock issued to purchase DCSI....                                       2,000,000
Repurchase of stock in exchange
  for note.......................                                                                       3,019,914

11. RECAPITALIZATION:

     The Company is contemplating an initial public offering of 2,600,000 shares of its common stock (the "Offering"). In connection therewith, on June 1, 1998, the Company's Board of Directors and stockholders approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 50,000,000 and change the par value of the common stock to $0.001. Pursuant to the Company's amended Certificate of Incorporation, all such authorized shares are deemed to be common stock until otherwise designated by the Board of Directors. Also on June 1, 1998, the Company's Board of Directors and stockholders authorized a 690-for-1 stock split of its common stock. The stock split has been retroactively reflected in the accompanying financial statements.

     In connection with the Offering, the Company has reserved an aggregate of 1,350,000 shares of common stock for issuance pursuant to the Company's Incentive Compensation Plan. The terms of the plan allow for a

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

variety of awards including stock options, stock appreciation rights, restricted stock, performance shares, performance units, cash-based awards, phantom shares and other share-based awards as determined by the Company's Compensation Committee (the Committee). Also, in connection with the Offering, the Company has reserved 250,000 shares of common stock for issuance pursuant to the Company's Employee Stock Purchase Plan. Under terms of the Employee Stock Purchase Plan, eligible employees will be granted an option to purchase a designated number of shares of common stock at a purchase price determined by the Committee, but at no less than 85% of the lower of the market price on the first or last day of the purchase period.

     The Company's Board of Directors has authorized the grant to each of four directors of options to purchase 9,000 shares of the Company's common stock, coincident with the closing of the Company's initial public offering. Such options, authorized under the Incentive Plan, if ultimately granted, will have exercise prices equal to the initial public offering price per share, vest upon their grant and will expire 10 years after the date of the Board's authorization of the option grants.

     The Company's Board of Directors has also authorized the grant to employees of options to purchase 711,300 shares of the Company's common stock, coincident with the closing of the Company's initial public offering. Such options, authorized under the Incentive Plan, if ultimately granted, will have exercise prices equal to the initial public price per share, and will vest 25% annually and expire 10 years after the date of the Board's authorization of the option grants.

12. BUSINESS ACQUISITION:

     On July 15, 1998, the Company acquired DCSI, a Marietta, Georgia-based firm engaged in the analysis, custom design, integration and support of high-end Open Systems data storage solutions principally for end-users located in the Southeastern portion of the United States. In addition to its Marietta headquarters, DCSI had field sales offices in Herndon, Virginia, Charlotte, North Carolina, and Melbourne and Tampa, Florida.

     Under terms of the acquisition, the Company acquired all of DCSI's capital stock in exchange for $2 million cash and 200,000 shares of the Company's common stock, with a negotiated fair value of $2 million. In order to maintain the fair value of the common stock at $2 million, the number of shares is subject to adjustment: (i) in the event that the Company does not complete its initial public offering or (ii) if the completed initial public offering price is less than $10.00 per share. Such adjustment in the number of shares issued, if any, would be reflected in stockholders' equity but would not affect the originally recorded cost of the DCSI acquisition. Under terms of the acquisition, certain DCSI employees were also paid an aggregate of $500,000 under noncompetition agreements.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the estimated fair value of the assets acquired and liabilities assumed. The results of operations of DCSI have been included with the operating results of the Company beginning on July 15, 1998.

                              DATALINK CORPORATION

                  (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     The following table presents the purchase price allocation of the acquired, identifiable intangible assets of DCSI:

Cash and fair value of Company's common stock issued........    $4,000,000
Direct acquisition costs....................................       677,324
DCSI liabilities assumed....................................     3,960,128
                                                                ----------
  Total purchase price......................................    $8,637,452
                                                                ==========
Estimated fair value of tangible assets acquired............    $5,153,888
Estimated fair value of identifiable intangible assets......     1,640,000
Goodwill....................................................     2,455,284
Deferred tax liabilities related to identifiable
  intangibles...............................................      (611,720)
                                                                ----------
                                                                $8,637,452
                                                                ==========

     The purchase price allocated to intangible assets and goodwill and their respective amortization periods are as follows:

                                                     ALLOCATION   ESTIMATED LIFE
                                                     ----------   --------------
Customer base......................................  $  700,000      5 years
Assembled workforce................................     490,000      5 years
Trademark and tradename............................     450,000      7 years
Goodwill...........................................   2,455,284      7 years

     The $500,000 cost of noncompetition agreements has been capitalized and will be amortized on a straight-line basis over their underlying three-year terms.

     The following unaudited pro forma condensed results of operations have been prepared to give effect to the acquisition of DCSI as if the acquisition occurred as of the beginning of the years presented:

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                   1997           1998
                                                                   ----           ----
Net sales...................................................    $83,078,070    $97,130,997
Net income..................................................    $ 5,563,562    $ 6,934,262
Net income per share, basic and diluted.....................    $      0.78    $      0.98

     The unaudited pro forma condensed results of operations are not necessarily indicative of results that would have occurred had the acquisitions been in effect for the periods presented, nor are they necessarily indicative of the results that will be obtained in the future.